August 2, 2007

Via Telecopy

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Ernest Green

Re:           Phoenix International Ventures, Inc.

Dear Mr. Green:

On behalf of Phoenix International Ventures, Inc., please find amendment No. 3 to the Form SB-2 we are also responding to your comments dated July 12, 2007.  As requested, this response incorporates the supplemental responses that we have provided to you and the information we have discussed on the phone.  Our responses have been numbered to coincide with your letter.

1.
In response to your comment, we have revised the 2006 statement of cash flow to classify the repayment of the legal settlement as a cash flow from operating activities instead of financing activities.  See pages F-5 and F-26.

2.	In response to your comment, we have revised the statement of cash flows by creating a separate category. See pages F-23, F-26 and F-29.

3.           As supplementary provided to you, Note 1 on page F-26 has been revised in response to this comment. The further explanation previously supplementally provided is set forth below. At December 31, 2006, Phoenix International Ventures Inc (PIV) had 3,600,000 shares issued and outstanding. Anney Business Corp (Anney) was the largest shareholder in PIV, with 457,000 shares. Under irrevocable proxies signed by the holders of 2,538,000 shares of the Company's common stock, Mr. Zahir Teja (Mr. Teja) and Mr. Neev Nissenson (Mr. Nissenson) have been appointed, jointly and severally, as attorneys-in-fact to vote such holders' shares for a period of seven years.  Mr. Nissenson had no overriding veto power and Mr. Nissenson and Mr. Teja must come to a meeting of the minds on any matter requiring a vote.  Mr. Nissenson and Mr. Teja have known each other for many years and we do not have any reason to believe that they would not be able to work out any disagreements.

Effective January 1, 2007, Phoenix International Ventures (PIV) issued 3,000,000 shares of its common stock to Mr. Teja, the sole shareholder of Phoenix Aerospace, Inc. (PAI), in exchange for all of the issued and outstanding common stock of PAI pursuant to a Share Exchange Agreement between PIV, PAI and Mr. Teja.

As a result of the transaction, Mr. Teja became the largest shareholder in PIV,with 3,150,000 shares.  These shares are controlled by him directly and are not subject to any voting agreement with Mr. Nissenson.

Various shareholders have provided Mr. Teja and Mr. Nissensen with proxies to vote their shares. The 2,538,000 shares referred to in the proxy agreements controlled by Mr. Teja and Mr. Nissenson are the second largest voting interest in the Company.

On December 12, 2006, the Company, Anney, Mr. Teja and the Nissenson family entered into a consulting agreement (Exhibit 10.2 in the Registration Statement).  Article 11 of the Agreement states that Anney and Mr. Teja will  sign a voting agreement to vote their shares together in any shareholders meeting. This voting agreement has not been executed yet.

SFAS 141 paragraph 17 indicates:

“In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

a)
The relative voting rights in the combined entity after the combination – all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants or convertible notes.

b)
The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest – all else being equal, the accounting entity is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

d)
The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

SFAS 141 analysis:

PIV is the entity that issued the equity interest in this transaction, however pursuant to SFAS 141 paragraph 17, in identification of the acquiring entity in a combination effected through an exchange of equity interest, certain facts and circumstances are considered.

           The relative voting rights in the combined entity after the combination,  as of January 1, 2007, of PIV were as follows:  Mr. Teja – 3,150,000 shares; Mr. Nissenson – 400,000 shares; Anney Business Corp 457,000 shares..

Additionally, pursuant to SFAS 141 paragraph 17B, the existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest would be Mr. Teja with 3,150,000 shares following the transaction.

Mr. Teja and Mr. Nissensen are the primary officers and directors of the Company following the transaction and Mr. Teja was the sole shareholder, officer and director of PAI prior to the transaction.

It is our understanding therefore that it is appropriate to identify PAI as the accounting acquirer as the acquisition caused a change in the identity of the Company’s largest minority voting interest according to SFAS 141 paragraphs 17A and B.

We would like to thank you and the rest of the examiners for their cooperation in your review. We intend to submit an acceleration request seeking to go effective on August 6, 2007.  Please call me and advise if you see any problems with that.

Sincerely,

\s\ Arthur S. Marcus, Esq.
Arthur S. Marcus, Esq.